200 University Ave., Suite 300 Toronto, Ontario M5H 4H1 T 416.361.0930 F 416.342.0590

VIA ELECTRONIC TRANSMISSION

January 20, 2014

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	AVALON RARE METALS INC
Revised Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for

Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA0534701002

	CUSIP:	053470100

2	Date Fixed for the Meeting:	February 25, 2014
3	Record Date for Notice:	January 14, 2014
4	Record Date for Voting:	January 14, 2014
5	Beneficial Ownership Determination Date:	January 14, 2014
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON
8	Business to be conducted at the meeting:	Annual and Special
9	Notice-and-Access:
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	NOT APPLICABLE
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES
11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly, EQUITY FINANCIAL TRUST COMPANY " Lori Winchester " Senior Relationship Manager lwinchester@equityfinancialtrust.com

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